July 25, 2011

Mr. Mark Webb
Legal Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	CVB Financial Corp. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 1, 2011 Form 10-Q for the Fiscal Quarter Ended March 31, 2011 Filed May 10, 2011 File No. 0-10140

Dear Mr. Webb;

On behalf of CVB Financial Corp. ( the “Company”), this letter will confirm my telephone conference with Mr. Benjamin Phippen wherein I indicated that the Company will require additional time to file a response to the comment letter issued on July 15, 2011 relating to the above-referenced matters. The Company anticipates filing its response no later than September 5, 2011.

If you have any questions concerning this matter or if you would like any additional information, please do not hesitate to contact me at (909) 483-7211 or Jeff Lankey at (909) 483-7255.

Sincerely,

/s/ Richard C. Thomas
Richard C. Thomas

cc: Christopher D. Myers, President and Chief Executive Officer